EXHIBIT (a)(1)(B)
LETTER ANNOUNCEMENT

To:	Eligible Participants
From:	Somaxon Pharmaceuticals, Inc.
Date:	May 11, 2009
Re:	Stock Option Exchange Program
     We are pleased to provide details of the previously announced Employee Stock Option Exchange Program (the “Option Exchange”). As you may be eligible to participate, we encourage you to read carefully the attached memorandum entitled “Offer to Exchange Certain Outstanding Options to Purchase Common Stock for a Number of Replacement Options According to an Exchange Ratio.” This document will help you to understand fully the risks and benefits of this program.
          Below you will find a basic outline of the program, as well as other resources to help inform your decision to participate. The following offering materials are being provided to you with this announcement in paper form:
•	Offer to Exchange Certain Outstanding Options to Purchase Common Stock for a Number of Replacement Options According to an Exchange Ratio (the “Offer Information Document”)

•	Election Form

•	The 2005 Equity Incentive Award Plan (the “2005 Plan”), under which all replacement options will be granted

•	The 2005 Plan Prospectus describing the material terms of the 2005 Plan

•	The form of Option Agreement under the 2005 Plan
Eligibility
          We are making an offer (the “Offer”) to allow eligible Somaxon employees, consultants and directors to exchange existing options that have an exercise price greater than $1.00 per share for replacement options that have a per share exercise price equal to the greater of $1.00 or the per share closing sales price of our common stock on the date of the exchange.
          You are eligible to participate in the Option Exchange Program only if you:
•	were a member of Somaxon’s board of directors or were employed by Somaxon on March 1, 2009. To be an eligible participant, such persons must still be employed by us or providing services to us as a consultant or director as of the commencement of the option exchange and remain employed by us or providing services as a consultant or director through the grant date of the replacement options;

•	hold at least one eligible option on May 11, 2009.
          Information regarding your eligible options is being mailed to you. If you require additional copies of the offering materials, including the election form, please send your request via email to optionexchange@somaxon.com or call (858) 480-0400.
Replacement Options
     The offer period begins now and is expected to end at 5:00 p.m. U.S. Pacific Time on June 9, 2009, unless we extend the Offer. To participate in the Option Exchange Program, you may submit your eligible options for cancellation, and replacement options will be granted to you on the date that we cancel your options (the “replacement grant date”). We will deliver the option agreement evidencing your replacement options to you as soon thereafter as we can practically do so.
•	You will receive two replacement stock options for every three eligible stock options surrendered pursuant to the Offer. The exchange ratio will be applied on a grant-by-grant basis. Replacement option grants calculated according to the exchange ratio will be rounded down to the nearest whole share on a grant-by-grant basis. Stock options for fractional shares will not be issued.

•	Your replacement options will have an exercise price per share equal to the greater of $1.00 or the per share closing sales price of our common stock as quoted on The Nasdaq Stock Market on the replacement grant date.

•	One-third of the replacement stock options will be vested on the date of grant. The remainder of the replacement stock options will vest, subject to your continued service, in equal monthly installments over the following two year period.

•	Your replacement options will retain the same expiration date as the surrendered options, subject to earlier expiration of the option upon termination of your service.

•	Your replacement options will be treated as non-qualified stock options for U.S. federal income tax purposes, regardless of the tax status of the eligible options surrendered for exchange.

•	Your replacement options will be granted under the 2005 Plan and will be subject to the terms and conditions of that plan and the form of stock option agreement used for awards granted under the 2005 Plan.
     The Option Exchange Program is being made under the terms and subject to the conditions of the Offer Information Document and the related election form. You should carefully read each of these documents before you decide whether to participate in the Option Exchange Program.
How to Participate
     If you would like to participate in the program, you will need to submit your election form by the expiration of the Offer, which is currently scheduled for 5:00 p.m. U.S. Pacific Time on June 9, 2009, unless the Offer is extended. We will not accept delivery of any election after expiration of this Offer.
     You may submit your properly signed and completed election form in one of three ways. You may email a scanned or PDF copy of the election form to optionexchange@somaxon.com, fax your election form to Somaxon Option Exchange, c/o Holly M. Bauer at (858) 523-5450 or send your election form by registered mail or courier to Somaxon Option Exchange, c/o Holly M. Bauer, Esq., Latham & Watkins LLP, 12636 High Bluff Drive, Suite 400, San Diego, California 92130. Somaxon will send you a confirmation of your election to participate in the Offer by email or mail, in its discretion.
     You must complete the election process (whether electronically or in paper form) in the foregoing manner no later than 5:00 p.m. U.S. Pacific Time on June 9, 2009, unless the Offer is extended. We will not accept delivery of any election after expiration of this Offer. If we have not received all properly completed and signed documents before the Offer expires, you will have rejected this Offer and you will keep your current options. Only documents that are complete, signed and actually received by Somaxon via one of the three delivery methods described above by the deadline will be accepted. Documents submitted by any other means, including Federal Express (or similar delivery service) are not permitted.
     You may withdraw or change your previously submitted election to exchange options at any time on or before 5:00 p.m. U.S. Pacific Time on June 9, 2009, by properly submitting a new election form. If the Offer is extended beyond that time, you can withdraw or change your election at any time until the extended expiration of the Offer.
How to Learn More
     We know that the materials that we send you may seem voluminous, but it is important that you read and understand and act on all of these materials. We have attempted to anticipate many of the questions you may have regarding the terms of the Option Exchange Program and have included some frequently asked questions as part of the Offer Information Document. We urge you to read the Offer Information Document and related exhibits carefully. Participation is completely voluntary. If you choose not to participate, you will retain your current options under their current terms and conditions.
     You should direct any questions about the Offer or requests for assistance (including requests for additional copies of any documents relating to this Offer) by email to optionexchange@somaxon.com or by calling (858) 480-0400.
     Although the Board of Directors has approved the Offer, neither we nor the Board of Directors make any recommendation as to whether you should accept or refrain from accepting the Offer. You must make your own decision about the Offer, taking into account your own personal circumstances and preferences. You should carefully review the materials provided or referred to in this package. We recommend that you consult with your personal financial, tax and legal advisors in deciding whether to accept the Offer.